UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, LLC

(Names of Subject Company)

LINNCO, LLC

(Names of Filing Persons (Offeror))

COMMON SHARES REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

535782106

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$159,187,173.06	$16,030.15

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.71, the average of the high and low sales prices per unit of Linn Energy, LLC units representing limited liability company interests (“LINN Energy units”) on March 18, 2016, as reported by the NASDAQ Global Select Market, and (ii) 224,207,286 (the maximum number of LINN Energy units that may be exchanged in the transaction for the common shares representing limited liability company interests of LinnCo, LLC).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,030.15	Filing Party: LinnCo, LLC
Form or Registration No.: Form S-4	Date Filed: March 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by LinnCo, LLC, a Delaware limited liability company (“LinnCo”). This Schedule TO relates to the offer by LinnCo to exchange for each outstanding unit representing limited liability company interests (“units”) in Linn Energy, LLC, a Delaware limited liability company (“LINN Energy”), an affiliate of LinnCo, one common share representing limited liability company interests (“shares”) in LinnCo (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated March 22, 2016 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

On March 22, 2016, LinnCo filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), of which the Prospectus/Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by LinnCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company is LINN Energy, LLC, a Delaware limited liability company. Its principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas, 77002 and its telephone number is (281) 840-4000.

(b) As of March 18, 2016, 355,228,188 units were issued and outstanding (including unvested restricted units).

(c) The information concerning the principal market in which the LINN Energy units are traded and certain high and low sales prices for the LINN Energy units in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a) LinnCo, LLC, a Delaware limited liability company, is the filing person. Its business address is located at 600 Travis, Suite 5100, Houston, Texas, 77002 and its business telephone number is (281) 840-4000. The information with respect to LinnCo’s directors and executive officers is set forth in “Annex A—Management” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

LINN Energy owns 100% of LinnCo’s sole voting share and is entitled to elect the entire LinnCo board of directors. LINN Energy’s business address is 600 Travis, Suite 5100, Houston, Texas, 77002 and its business telephone number is (281) 840-4000.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of LINN Energy.

Name	Position with LINN Energy

Mark E. Ellis	Chairman, President and Chief Executive Officer

Michael C. Linn	Director

David D. Dunlap	Director

Stephen J. Hadden	Director

Joseph P. McCoy	Director

Jeffrey C. Swoveland	Director

David B. Rottino	Executive Vice President and Chief Financial Officer

Arden L. Walker, Jr.	Executive Vice President and Chief Operating Officer

Thomas E. Emmons	Senior Vice President – Corporate Services

Jamin B. McNeil	Senior Vice President – Houston Division Operations

Candice J. Wells	Senior Vice President, General Counsel and Corporate Secretary

The address and telephone number of each director and executive officer is: c/o Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas, 77002, and each person’s telephone number is (281) 840-4000.

Item 4.	Terms of the Transaction.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Questions and Answers About the Offer,” “The Offer—General,” “The Offer—Expiration Date,” “The Offer—Extension, Termination and Amendment of the Offer,” “The Offer—Withdrawal Rights,” “The Offer—Procedure for Tendering,” “The Offer—Exchange of LINN Energy Units; Delivery of LinnCo Shares,” “Comparison of Unitholders’ and Shareholders’ Rights” and “Material U.S. Federal Income Tax Consequences” are incorporated into this Schedule TO by reference.

(b) The Offer is open to all LINN Energy unitholders who validly tender and do not validly withdraw their LINN Energy units in a jurisdiction where the Offer is permitted. Therefore, any officer, director or affiliate of LINN Energy who is a LINN Energy unitholder may participate in the Offer on the same terms and conditions as all other LINN Energy unitholders. Reference is made to the information set forth under the headings “Questions and Answers” and “The Offer—Interests of Certain Persons in the Offer and LINN Energy Units” in the Prospectus/Offer to Exchange, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Material Contracts and Arrangements with LINN Energy,” “Description of LinnCo Common Shares—LinnCo’s Limited Liability Company Agreement” and “Annex A—Certain Relationships and Related Transactions—LinnCo’s Relationship with LINN Energy” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Purpose of the Offer” is incorporated into this Schedule TO by reference.

(b) The LINN Energy units validly tendered (and not validly withdrawn) and accepted by us shall be retained.

(c) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer,” “The Offer—Effect of the Offer on the Market for the LINN Energy Units; NASDAQ Listing; Registration Under the Exchange Act,” “The Offer—Background of the Offer” and “The Offer—Plans for LINN Energy” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Interests of Certain Persons in the Offer and LINN Energy Units” is incorporated into this Schedule TO by reference.

(b) Based on our records and information provided to us by our affiliates, directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, have effected any transactions in LINN Energy’s units during the 60 days before the date of the Offer, except as otherwise set forth in the Prospectus/Offer to Exchange and except for the following transactions:

Transaction Party	Date	Number of Units	Price
Mark Ellis	January 26, 2016	13,206 (units surrendered to satisfy withholding obligations) (1)	$1.1499
Thomas Emmons	January 26, 2016	2,303 (units surrendered to satisfy withholding obligations) (2)	$1.1499
Stephen Hadden	January 26, 2016	616 (units surrendered to satisfy withholding obligations) (3)	$1.1499
Joseph McCoy	January 26, 2016	1,135 (units surrendered to satisfy withholding obligations) (4)	$1.1499
Jeffrey Swoveland	January 26, 2016	1,135 (units surrendered to satisfy withholding obligations) (5)	$1.1499
Jamin McNeil	January 26, 2016	2,303 (units surrendered to satisfy withholding obligations) (6)	$1.1499
David Rottino	January 26, 2016	4,064 (units surrendered to satisfy withholding obligations) (7)	$1.1499
Arden Walker, Jr.	January 26, 2016	4,267 (units surrendered to satisfy withholding obligations) (8)	$1.1499
Candice Wells	January 26, 2016	1,298 (units surrendered to satisfy withholding obligations) (9)	$1.1499
Candice Wells	January 28, 2016	3,658 (units surrendered to satisfy withholding obligations) (10)	$1.1405
Jeffrey Swoveland	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (11)	$1.1405
Stephen Hadden	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (12)	$1.1405
Joseph McCoy	January 28, 2016	1,673 (units surrendered to satisfy withholding obligations) (13)	$1.1405
Thomas Emmons	January 28, 2016	4,700 (units surrendered to satisfy withholding obligations) (14)	$1.1405
Jamin McNeil	January 28, 2016	4,700 (units surrendered to satisfy withholding obligations) (15)	$1.1405
David Rottino	January 28, 2016	12,439 (units surrendered to satisfy withholding obligations) (16)	$1.1405
Arden Walker, Jr.	January 28, 2016	12,439 (units surrendered to satisfy withholding obligations) (17)	$1.1405
Mark Ellis	January 28, 2016	35,933 (units surrendered to satisfy withholding obligations) (18) 167,110 (units transferred to indirect ownership) (18)	$1.1405 for 35,933 units and $0.00 for 167,110 units

(1)	As reported on a Form 4 filed with the SEC by Mr. Ellis on January 28, 2016.
(2)	As reported on a Form 4 filed with the SEC by Mr. Emmons on January 28, 2016.
(3)	As reported on a Form 4 filed with the SEC by Mr. Hadden on January 28, 2016.
(4)	As reported on a Form 4 filed with the SEC by Mr. McCoy on January 28, 2016.
(5)	As reported on a Form 4 filed with the SEC by Mr. Swoveland on January 28, 2016.
(6)	As reported on a Form 4 filed with the SEC by Mr. McNeil on January 28, 2016.
(7)	As reported on a Form 4 filed with the SEC by Mr. Rottino on January 28, 2016.
(8)	As reported on a Form 4 filed with the SEC by Mr. Walker on January 28, 2016.
(9)	As reported on a Form 4 filed with the SEC by Ms. Wells on January 28, 2016.
(10)	As reported on a Form 4 filed with the SEC by Ms. Wells on February 1, 2016.
(11)	As reported on a Form 4 filed with the SEC by Mr. Swoveland on February 1, 2016.
(12)	As reported on a Form 4 filed with the SEC by Mr. Hadden on February 1, 2016.
(13)	As reported on a Form 4 filed with the SEC by Mr. McCoy on February 1, 2016.
(14)	As reported on a Form 4 filed with the SEC by Mr. Emmons on February 1, 2016.
(15)	As reported on a Form 4 filed with the SEC by Mr. McNeil on February 1, 2016.
(16)	As reported on a Form 4 filed with the SEC by Mr. Rottino on February 1, 2016.
(17)	As reported on a Form 4 filed with the SEC by Mr. Walker on February 1, 2016.
(18)	As reported on a Form 4 filed with the SEC by Mr. Ellis on February 1, 2016.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in section “Comparative per Share/Unit Data” and “Annex A—LinnCo Financial Statements” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative per Share/Unit Data,” “Selected Unaudited Pro Forma Condensed Combined Financial Data,” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

(a), (c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to LinnCo’s Registration Statement on Form S-4 filed on March 22, 2016 (the “Form S-4”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Press Release issued by LinnCo, LLC, dated March 22, 2016 (incorporated by reference to Exhibit 99.1 to LinnCo’s Current Report on Form 8-K filed on March 22, 2016).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(b)	Not applicable.

(d)(1)	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to LinnCo’s Current Report on Form 8-K filed on October 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2016

LINNCO, LLC

By:	/s/ David B. Rottino
	Name:	David B. Rottino
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to LinnCo’s Registration Statement on Form S-4 filed on March 22, 2016 (the “Form S-4”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Press Release issued by LinnCo, LLC, dated March 22, 2016 (incorporated by reference to Exhibit 99.1 to LinnCo’s Current Report on Form 8-K filed on March 22, 2016).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(b)	Not applicable.

(d)(1)	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to LinnCo’s Current Report on Form 8-K filed on October 17, 2012).

(g)	Not applicable.

(h)	Not applicable.